UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

(x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2004

                                       OR

(_) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                        For the transition period from to

                         Commission file number 0-16214

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Albany International Corp.
                      1373 Broadway, Albany, New York 12204

Albany International Corp.
Prosperity Plus Savings Plan
Index
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm.................      1

Financial Statements

Statements of Net Assets Available for Benefits.........................      2

Statements of Changes in Net Assets Available for Benefits..............      3

Notes to Financial Statements...........................................    4-9

Supplemental Schedule*

Schedule of Assets (Held at End of Year) ...............................     10

* Other schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature...............................................................     11

Exhibits

23. Consent of Independent Registered Public Accounting Firm............     12

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers
--------------------------

June 10, 2005

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                         2004           2003

Assets
Investments, at fair value
     Registered investment companies                 $157,692,113   $140,840,257
     Albany International Class A common stock         40,415,508     41,818,127
     Participant loans                                  6,900,030      7,662,849
     Common/collective trust                           45,934,001     43,998,440
                                                     ------------   ------------
               Total investments                      250,941,652    234,319,673
Employer contribution receivable                        1,481,418      1,765,142
                                                     ------------   ------------
               Net assets available for benefits     $252,423,070   $236,084,815
                                                     ============   ============

    The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                          2004          2003

Additions
Investment income
     Interest and dividend income from
       investments                                    $ 5,392,034   $  4,493,733
     Interest income, participant loans                   515,904        525,243
     Net appreciation in fair value of
       investments                                     14,110,726     43,839,218
                                                     ------------   ------------
                                                       20,018,664     48,858,194
                                                     ------------   ------------
Contributions
     Employer                                           5,693,146      6,193,647
     Participant                                        9,650,871      9,292,241
                                                     ------------   ------------
                                                       15,344,017     15,485,888
Other additions                                             2,719             --
                                                     ------------   ------------
     Total additions                                   35,365,400     64,344,082
                                                     ------------   ------------
Deductions
Payment of benefits                                    19,011,558     12,584,652
Other deductions                                           15,587         15,174
                                                     ------------   ------------
     Total deductions                                  19,027,145     12,599,826
                                                     ------------   ------------
Net increase                                           16,338,255     51,744,256
Net assets available for benefits
     Beginning of year                                236,084,815    184,340,559
                                                     ------------   ------------
     End of year                                     $252,423,070   $236,084,815
                                                     ============   ============

    The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

1.    Description of Plan

      The following description of the Albany International Corp. (the "Company") Prosperity Plus Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General
      The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age or older.

      Contributions
      Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten registered investment companies, a common/collective trust and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant's eligible compensation (which may be in a combination of both shares of Company Class A stock and cash). Employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options.

      The Company's matching contributions of $4,211,728 and $4,109,005 included $3,869,896 (125,578 shares) and $3,748,372 (138,244 shares) of Albany
      International Class A common stock during the 2004 and 2003 plan years, respectively.

      Profit-Sharing Contribution
      The Plan provides for a profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company contribution for profit-sharing may be made in either cash or common stock (or both) following the end of the year.

      The profit sharing contributions were $1,481,418 and $1,765,142 for the years ended 2004 and 2003, respectively. Profit sharing contributions made during the year ended 2004 and 2003 included $1,624,315 (51,526 shares) and $1,640,789 (70,402 shares), respectively, of Albany International Class A common stock.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      During 2003, the Company made an additional profit sharing contribution of $319,500 to Plan participants not eligible for benefits under the Albany International Corp. Pension Plus Plan.

      Participant Accounts
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting
      Participants are vested immediately in their and the Company's contributions plus actual earnings thereon.

      Pension Purchase
      The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company's Pension Plus Plan. The decision to make a pension purchase must be made 60 days prior to retirement. Once the pension purchase option is elected, the election is irrevocable after retirement.

      Payment of Benefits
      Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service's criteria for "financial hardship" are met.

      Plan Termination
      The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

      Administrative Costs
      The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Employee Benefits Committee so determines, by the Plan. The Company paid Plan administrative expenses of approximately $29,832 and $52,737 during 2004 and 2003, respectively.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

2.    Summary of Significant Accounting Policies

      Estimates
      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties
      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      Investment Valuation and Income Recognition The Plan's investments are stated at fair value.

      Investments in registered investment companies are valued at the latest quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

      The investment in the common/collective trust is recorded at fair value based on the Plan's share of the fund's net asset value.

      The common stock of Albany International Corp. is valued at the latest quoted price on the last business day of the year.

      Participant loans are valued at cost which approximates fair value.

      Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

      Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants included in payment of benefits is $288,196 and $274,363 for the years ended December 31, 2004 and 2003, respectively. Interest income is recorded as earned.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

      Payment of Benefits
      Benefit payments are recorded when paid.

3.    Investments

      Plan investments for December 31 are as follows:

                                                          2004          2003
      Investments at fair value as determined
         by quoted market price
          Registered investment companies            $157,692,113   $140,840,257

           Albany International Class A
             common stock                              40,415,508     41,818,127
                                                     ------------   ------------
                                                      198,107,621    182,658,384
                                                     ------------   ------------
      Investments at estimated value
           Common/collective trust                     45,934,001     43,998,440
           Participant loans                            6,900,030      7,662,849
                                                     ------------   ------------
                                                       52,834,031     51,661,289
                                                     ------------   ------------
           Total investments                         $250,941,652   $234,319,673
                                                     ============   ============

      The following investments represent 5% or more of net assets available for benefits:

                                                         2004           2003

           Vanguard 500 Index Fund                   $ 51,431,349  $  47,642,027
           Vanguard Windsor Fund                       42,880,092     37,222,125
           Vanguard Wellesley Inv                      19,083,165     17,674,213
           Albany International Class A common
             stock                                     40,415,508     41,818,127
           Vanguard Retirement Savings Trust           45,934,001     43,998,440
           Vanguard Star Fund                          13,393,150             --

      During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                         2004          2003

           Common stock                              $  1,406,022  $  19,161,687
           Registered investment companies             12,704,704     24,677,531
                                                     ------------  -------------
                                                     $ 14,110,726  $  43,839,218
                                                     ============  =============

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

4.    Albany International Common Stock

      Information about the net assets and the significant components of the changes in net assets relating to Albany International Class A common stock is as follows:

                                                            December 31,
                                                    ----------------------------
                                                        2004           2003

           Net assets
              Albany International Class A
                common stock                        $40,415,508    $ 41,818,127
              Employer profit sharing
                contribution receivable               1,371,369       1,624,315
                                                    -----------    ------------
                                                    $41,786,877    $ 43,442,442
                                                    ===========    ============
           Changes in net assets
              Investment income                     $ 1,406,022    $ 19,161,687
              Dividend income                           354,933         355,710
              Employer matching contribution          3,869,896       3,748,372
              Employer profit sharing contribution    1,371,369       1,624,315
              Employee contributions                     20,137           9,174
              Payment of benefits                    (2,279,040)     (1,996,752)
              Other deductions                           (5,127)         (5,804)
              Net transfers to/from participant
                directed investments                 (6,393,755)    (12,978,021)
                                                    -----------    ------------
                                                    $(1,655,565)   $  9,918,681
                                                    ===========    ============

5.    Participant Loans

      Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Interest rates on loans are determined by the Employee Benefits Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 4.94% and 10.08%). Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence. Home purchase loan repayments range from 5 to 20 years.

6.    Related Party Transactions

      The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor's, Albany International Class A common stock. The Plan purchased $6,365,343 and sold $9,173,984 of Albany International Class A common stock during the year ended December 31, 2004. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

7.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Albany International Corp.
Prosperity Plus Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2004
--------------------------------------------------------------------------------

 EIN 14-0462060
 Attachment to Form 5500, Schedule H, Line 4(i) - "Schedule of Assets (Held at End of Year)"

 Identity of Issue                                  Investment Type              Cost         Current Value

*Vanguard 500 Index Fund                    Registered Investment Company    $ 48,537,477     $ 51,431,349
*Vanguard Explorer Fund                     Registered Investment Company         489,767          635,917
*Vanguard Extend Market
  Index Inv                                 Registered Investment Company       9,863,420       11,200,253
*Vanguard IT Bond Index                     Registered Investment Company       4,474,219        4,517,812
*Vanguard Int'l Growth Fund                 Registered Investment Company       7,869,235        8,707,702
*Vanguard LT Corporate Inv                  Registered Investment Company         198,687          206,537
*Vanguard Prime Money Market                Registered Investment Company       5,636,136        5,636,136
*Vanguard STAR Fund                         Registered Investment Company      12,305,977       13,393,150
*Vanguard Wellesley Inv                     Registered Investment Company      18,375,299       19,083,165
*Vanguard Windsor Fund                      Registered Investment Company      38,127,718       42,880,092
*Vanguard Retirement Savings Trust          Common/Collective Trust            45,934,001       45,934,001
*Albany International Stock Class A
  Common Stock                              Common Stock                       24,278,403       40,415,508
*Loan Fund                                  4.94% - 10.08%                      6,900,030        6,900,030
                                                                             ------------     ------------
 Total assets held for investment purposes                                   $222,990,369     $250,941,652
                                                                             ============     ============

* Party-in-interest as defined by ERISA

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Albany International Prosperity Plus
                                            Savings Plan
                                                     (Name of Plan)

Date: June 28, 2005                         /s/ Thomas R. Beecher, Jr.
                                            --------------------------------
                                            Thomas R. Beecher, Jr.
                                            Chairman, Compensation Committee